May 12, 2023

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers & Acquisitions

100 F Street, N.E.

Washington, D.C. 20549

Attention: Christina Chalk

        Blake Grady

Re:	DCP Midstream, LP

Schedule 13E-3 filed March 28, 2023

Filed by DCP Midstream, LP et al.

SEC File No. 005-81287

Schedule 14C filed March 28, 2023

Filed by DCP Midstream, LP

SEC File No. 001-32678

Ladies and Gentlemen:

On behalf of our client, Phillips 66, and the other filing parties named in the above-referenced Schedule 13E-3 (the “Schedule 13E-3”) and DCP Midstream, LP (the “Partnership”), we are writing to submit the Partnership’s responses to the comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated May 2, 2023 (the “Comment Letter”) with respect to the Schedule 13E-3 and the above-referenced preliminary information statement on Schedule 14C (the “Information Statement”).

In addition, the Information Statement and the Schedule 13E-3 have been revised in response to the Staff’s comments and the Partnership is concurrently filing with the Commission an amendment to the Information Statement (the “Amended Information Statement”) and an amendment to the Schedule 13E-3.

For your convenience, we have set forth each comment of the Staff from the Comment Letter in bold below and provided the Partnership’s response below each comment. Unless otherwise indicated, references to page numbers refer to the corresponding page numbers of the Amended Information Statement and all capitalized terms used but not defined herein have the meaning given to such terms in the Amended Information Statement.

Amended Schedule 13E-3 filed April 28, 2023

Background of the Merger, page 14

1.

We reissue our prior comment 1. In this respect, we note your response that “Phillips 66 was unable to pursue the purposes of the Merger” until the closing of the DCP Midstream Transaction, and therefore discussions between Phillips 66 and Enbridge prior to the closing of the DCP Midstream Transaction regarding potential transactions involving the partnership could not relate to alternative means to accomplish the purposes of the Merger. However, you disclose on page 52 that the “Phillips 66 Filing Parties’ purposes and reasons for the Merger include … Phillips 66’s belief that, by increasing Phillips 66’s economic interest in the Partnership, the Merger will drive value for Phillips 66’s stockholders.” It appears that, prior to the closing of the DCP Midstream Transaction, Phillips 66 could have discussed with Enbridge increasing Phillips 66’s economic interest in the Partnership, among other alternative means to accomplish the stated purposes of the Merger. Please revise or advise.

United States Securities and Exchange Commission

May 12, 2023

Response: The Partnership acknowledges the Staff’s comment and respectfully advises the Staff that Phillips 66 was not willing to increase its economic interest in the Partnership without also obtaining Enbridge’s agreement that Phillips 66 would have the right to direct and manage all activities of DCP Midstream associated with the Partnership, DCP GP LLC and the General Partner. The expected benefits from managing the Partnership and integrating the Partnership’s business and assets with Phillips 66’s midstream segment were essential components to Phillips 66’s belief that increasing its economic interest in the Partnership will drive value for Phillips 66. The only viable transaction between Phillips 66 and Enbridge capable of achieving Phillips 66’s objective to secure the right to manage the Partnership was the DCP Midstream Transaction, which closed in August 2022, and completing that transaction was necessary before Phillips 66 would propose the Merger. There was not strategic alignment between Phillips 66 and Enbridge to pursue any alternative to the DCP Midstream Transaction.

The Partnership also respectfully advises the Staff that there were no alternatives to the Merger presented to the GP Board or to the Special Committee. The Special Committee considered two alternatives, which were whether to approve or reject the proposed Merger. If rejected, the Partnership would remain a public company.

The Partnership advises the Staff that the disclosure on page 52 has been revised to clarify the purpose and reasons for the Merger.

2.

While we do not necessarily agree with the analysis and conclusion set forth in your response to comment 2 of our April 17, 2023 letter, we will not issue further comments on this specific matter at this time.

Response: The Partnership acknowledges the Staff’s comment.

* * * *

United States Securities and Exchange Commission

May 12, 2023

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. If you have any questions or desire further information or clarification, please do not hesitate to contact William S. Anderson of Bracewell LLP at (713) 221-1122. Thank you for your review.

Very truly yours,

/s/ William S. Anderson
William S. Anderson

cc:	Vanessa Allen Sutherland, Phillips 66

G. Michael O’Leary, Hunton Andrews Kurth LLP

Srinivas M. Raju, Richards, Layton & finger, P.A.